Mail Stop 4561

March 13, 2007

Mr. Akihisa Watai
Chief Financial Officer
Internet Initiative Japan Inc.
Jinbocho Mitsui Bldg.
1-105 Kanda Jinbo-cho
Chiyoda-ku, Tokyo 101-0051
Japan

> **Re:** **Internet Initiative Japan Inc.**
> **Form 20-F for the fiscal year ended March 31, 2006**
> **File No. 0-30204**

Dear Mr. Watai:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief